UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GNC Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

36191G107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191G107

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,344,968 (see Item 4(a))

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 26,344,968 (see Item 4(a))

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,344,968 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.1% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer: GNC Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 300 Sixth Avenue Pittsburgh, Pennsylvania 15222

Item 2.
	(a)	Name of Person Filing: Ontario Teachers’ Pension Plan Board (“OTPP”)
	(b)	Address of Principal Business Office or, if none, Residence: 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
	(c)	Citizenship: OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada
	(d)	Title of Class of Securities: Class A common stock, par value $0.001 per share
	(e)	CUSIP Number: 36191G107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

OTPP may be deemed to beneficially own in the aggregate 26,344,968 shares of Class A common stock consisting of (i) 24,284,790 shares of Class A common stock directly held by OTPP and (ii) 2,060,178 shares of Class A common stock issuable upon the conversion of 2,060,178 shares of Class B common stock directly held by OTPP.

(b) Percent of class: 25.1%. The percentage amount is based on 105,150,039(1) shares of Class A common stock outstanding as of December 31, 2011 as provided by the Issuer’s transfer agent.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 26,344,968 (See Item 4(a))
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 26,344,968 (See Item 4(a))
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Pursuant to the Stockholders Agreement, among the Issuer, OTPP and Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), dated as of April 6, 2011, each of OTPP and ACOF II has agreed to vote all of the shares of Class A common stock held by it in favor of the other’s nominees for the board of directors of the Issuer.  Consequently, OTPP and ACOF II may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the Issuer.  As disclosed by ACOF II in its most recent Form 4 filed with the Commission on November 7, 2011, ACOF II owns of record 20,669,203 shares of Class A common stock or approximately 19.7% of the Class A common stock outstanding as of December 31, 2011 (assuming a one-for-one conversion of all of the Issuer’s outstanding shares of Class B common stock into shares of Class A common stock).  The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, OTPP is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person other than as stated herein.

Item 9.	Notice of Dissolution of Group
Not applicable.

(1) Number of shares of Class A common stock outstanding as provided by the Issuer’s transfer agent, assuming a one-for-one conversion of all of the Issuer’s outstanding shares of Class B common stock into shares of Class A common stock, and less treasury shares.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2012

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Melissa Kennedy
Name: Melissa Kennedy
Title: Senior Vice-President